

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Alan Snyder
Chief Executive Officer
aShareX Fine Art, LLC
10990 Wilshire Blvd., Suite 1150
Los Angeles, CA 90024

> **Re: aShareX Fine Art, LLC**
> **Post Qualification Amendment No. 1 to Form 1-A**
> **Filed February 16, 2024**
> **File No. 024-12351**

Dear Alan Snyder:

We have reviewed your amendment and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment No. 1 to Form 1-A filed February 16, 2024

Item 4 of Form 1-A, Part I, page iii

1. Refer to Item 4 to Form 1-A bullet point 15 which states "The portion of the aggregate offering price attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement." Please revise to include your original November 2023 offering in the calculation.

aShare Fine Art Series 11, page 4

2. We note footnote 2 to the chart, which states "The Asset Manager will serve as auctioneer for the auction associated with the Artwork for aShareX Fine Art Series 11, and will be compensated a commission equal to 15% of the Hammer Price. See "Management Compensation" below for further details." Please advise us whether the Asset Manager is a registered broker or advise how they they qualify under the safe harbor of Exchange Act Rule 3a4-1, specifically Rule 3a4-1(a)(2) which states "[i]s not compensated in connection with his participation by the payment of commissions or other remuneration based either

directly or indirectly on transactions in securities."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services